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                                                      EXHIBIT 1
                                                   NEWS RELEASE


                     AK STEEL FINANCING PLANNED



   MIDDLETOWN, OH, February 1, 1999 -- AK Steel (NYSE: AKS) today announced that it had initiated a private offering of $450 million of new ten-year senior notes. The company said that proceeds from the offering will be used to refinance its $325 million 10-3/4% Senior Notes Due 2004, which become callable on April 1, 1999, and for general corporate purposes.

   AK Steel produces carbon and stainless flat-rolled steel for the automotive, appliance, construction and other markets. The company employs about 5,800 people in plants and offices in Middletown, Ohio; Ashland, Kentucky and Rockport, Indiana.

   The new notes are not being registered under the Securities Act of 1933 pursuant to an exemption from the registration requirements of the Act and may not be offered or sold in the United States absent registration or an available exemption.